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                                                                         Page 31












                                  EXHIBIT 99.3










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                                                                         Page 32


                              FOR IMMEDIATE RELEASE

For: Evans Bancorp, Inc.       Contact: Mark DeBacker, Senior Vice President/CFO
     14-16 North Main Street   Phone:   (716) 549-1000
     Angola, New York  14006   Fax:     (716) 549-0720



      EVANS BANCORP ANNOUNCES 2002 THIRD QUARTER NET INCOME GROWTH OF 28.9%
                                 OVER PRIOR YEAR

ANGOLA, N.Y.-OCTOBER 23, 2002-Evans Bancorp, Inc. (Nasdaq: EVBN) the holding company for Evans National Bank, a commercial bank with seven branches in Western New York, and approximately $264.6 million in assets, today reported strong growth in revenue and income for the third quarter and the first nine months of 2002.

Third quarter 2002 net income was $935 thousand, or $0.42 per share, an increase of 28.9 percent compared to $725 thousand or $0.33 per share for the three months ended September 30, 2001. All per share results reflect the 5 for 4 stock split distributed in June 2001.

The Company's third quarter 2001 net income includes goodwill amortization expense of $80 thousand or $0.04 per share as recorded by the holding company related to the M&W acquisition. Due to changes in accounting rules implemented on January 1, 2002, the Company no longer amortizes goodwill. This change has also improved the Company's effective tax rate.

James Tilley, President and Chief Executive Officer, said, "the solid financial results achieved during the third quarter of 2002 are attributable to the strong performance by both the Company's bank activities and insurance sales."

The Bank's net interest margin, a measure of net interest income relative to average assets, for the quarter ended September 30, 2002 was 4.42% as compared to 4.31% for the same quarter in 2001. The increase is partly attributable to strategic deposit and loan interest pricing decisions made by the Bank as well as the current historically low interest rate environment.

Net interest income increased $291 thousand, or 12.4%, for the quarter ended September 30, 2002 as compared to the same time period in 2001. Total net loans (loans after provision for loan losses) have grown to $148.3 million at September 30, 2002, reflecting a 0.4% or $0.6 million increase for the quarter. Commercial loans total $104.0 million at September 30, 2002, reflecting a 1.9% or $1.9 million increase for the quarter. Total loan growth was in spite of a decrease in total consumer loans of 2.6% or $1.2 million for the quarter. This decrease was primarily in fixed rate residential mortgages which continue to refinance as a result of the low interest rate environment. The Bank continues to manage the current interest rate environment by selling certain fixed rate residential loans originated under a certain interest rate level, while maintaining the servicing rights to such loans. At September 30, 2002, the Bank had a servicing portfolio principal balance of $21.2 million upon which it earns a fee. This servicing portfolio balance compares to $19.2 million at June 30, 2002 and $16.0 million at December 31, 2001.

The provision for loan losses was $105 thousand for the third quarter 2002 as compared to $139 thousand for the third quarter 2001. The higher 2001 third quarter provision was a result of significant commercial loan growth in that quarter.

Total deposits decreased to $216.0 million at September 30, 2002 reflecting a 0.9% or $2.0 million decrease for the quarter. The decrease was primarily in certificates of deposit greater than $100,000, which are typically higher cost to the Bank than alternative deposits, and which decreased during the quarter by approximately $4.4 million or 14.4% to $25.9 million. Core deposits (all deposits excluding time deposits greater than $100,000) increased to $190.0 million, reflecting a 1.3% or $2.4 million increase for the quarter.

The Bank's wholly-owned insurance subsidiary, M&W Agency Inc. contributed approximately $135 thousand to net income for the three months ended September 30, 2002 as compared to $87 thousand for the three months ended September 30, 2001. M&W Agency has accounted for a significant portion of the Company's increase in non-interest income and non-interest expense since its purchase in September 2000.

Tilley noted, "net income for the first nine months of 2002 has already exceeded net income for all of 2001 by $162 thousand, reflecting our success in managing the Company during a period of low interest rates and economic uncertainty. This performance reinforces our confidence that 2002 net income per share will exceed our previously announced plan target for net income. We now believe net income per share for the year ending December 31, 2002 will


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                                                                         Page 33


be within the range of $1.36 to $1.46 per share. Also, the opening of our new branch in Amherst, New York is anticipated prior to the end of November. This will be our eighth branch location and include an office of our insurance subsidiary."

Year-to-date, the Company has recorded net income of approximately $2.7 million or $1.24 per share as compared to $2.0 million or $0.92 per share during the same time period in 2001. All per share results reflect the 5 for 4 stock split distributed in June 2001.

Year-to-date, net interest income increased $1.0 million or 15.0% over the same time period in 2001. Year-to-date, total net loans have increased 4.1% from $142.5 million at December 31, 2001. The Bank continues to increase its commercial loan business in 2002. Year-to-date, commercial loans have increased 9.0% from $95.4 million at December 31, 2001.

Year-to-date, total consumer loans have decreased 5.1% from $48.5 million at December 31, 2001. Sales of residential mortgages to FNMA totaled $7.4 million year-to-date in 2002 as compared to $5.4 million for the same time period in 2001.

Year-to-date, core deposits have increased 8.3% from $175.4 million at December 31, 2001.

Attached are Condensed Statements of Income and Balance Sheets for Evans Bancorp, Inc.

A conference call will be held with company management at 11:00 a.m. (ET) on Wednesday, October 23 to discuss performance results for the third quarter of 2002 at 1-888-799-0475 (request Evans Bancorp Conference Call). An audio recording will be available one hour after the call for 90 days, and may be accessed at 1-800-642-1687, passcode 6039848. The call will also be simultaneously broadcast live over the Internet at the following link; http://www.firstcallevents.com/service/ajwz367164905gf12.html and will also be archived for 90 days. There is no charge to attend either event.

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with seven branches located in Western New York, which had approximately $264.6 million in assets and approximately $216.0 million in deposits at September 30, 2002. Evans National Bank also owns M&W Agency, Inc., a retail property and casualty insurance agency with eight offices in Western New York, and ENB Associates, Inc. which provides non-deposit investment products. Evans Bancorp, Inc. common stock is listed on the Nasdaq National Market under the symbol EVBN.

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission.



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                                                                         Page 34




EVANS BANCORP, INC.
CONDENSED STATEMENTS OF INCOME
UNAUDITED
($000S) EXCEPT PER SHARE DATA


                                               QUARTER ENDED SEPTEMBER 30,             NINE MONTHS ENDED SEPTEMBER 30,
                                                 2002               2001                 2002                 2001
                                          ------------------ ------------------  --------------------   ---------------
Net interest income                                  $2,626             $2,336                $7,871            $6,842

Provision for loan losses                               105                139                   315               309

Non-interest income                                   1,375              1,147                 4,025             3,461

Non-interest expense                                  2,669              2,351                 7,857             7,080
                                          ------------------ ------------------  --------------------   ---------------

Income before income taxes                            1,227                993                 3,724             2,914

Income taxes                                            292                268                   983               884
                                          ------------------ ------------------  --------------------   ---------------

Net income                                           $  935             $  725                $2,741            $2,030
                                          ================== ==================  ====================   ===============

Earnings per share  *                                $ 0.42             $ 0.33                $ 1.24            $ 0.92


------
* All per share data reflects the 5 for 4 stock split distributed in June 2001.


EVANS BANCORP, INC.
CONDENSED BALANCE SHEETS
UNAUDITED
($000S)

                                              SEPTEMBER 30,      DECEMBER 31
                                                  2002               2001
                                           ------------------ ------------------
Assets
   Securities                                       $ 91,602           $ 84,065
   Loans, net                                        148,279            142,469
   Other assets                                       24,738             22,619
                                           ------------------ ------------------

Total assets                                        $264,619           $249,153
                                           ================== ==================

Liabilities
   Deposits                                         $215,985           $204,260
   Other liabilities                                  18,390             17,932
                                           ------------------ ------------------

Total Liabilities                                    234,375            222,192
Total Stockholders' Equity                            30,244             26,961
                                           ------------------ ------------------

Total Liabilities and Stockholders' Equity          $264,619           $249,153
                                           ================== ==================
